# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BGC Group, Inc., CIK 0001094831
CUSIP: 088929104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 499 PARK AVENUE, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 10/06/2025
Filed by CIK 0001250975
Persons authorized to receive notices and communications: Stephen M. Merkel, Esq., Cantor Fitzgerald, L.P., 499 Park Avenue, New York, New York (NY), 10022, (212) 610-2200

## Reporting persons
- Howard W. Lutnick (CIK 0001250975): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: BGC Group, Inc.
Address of issuer's principal executive offices: 499 PARK AVENUE, NEW YORK, New York (NY), 10022
Comment:
This Amendment No. 20B (this "Amendment") amends the Schedule 13D, dated April 1, 2008 (the "Original 13D"), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 ("Amendment No. 1"), Amendment No. 2 to the Original 13D, dated December 1, 2008 ("Amendment No. 2"), Amendment No. 3 to the Original 13D, dated January 30, 2009 ("Amendment No. 3"), Amendment No. 4 to the Original 13D, dated May 7, 2009 ("Amendment No. 4"), Amendment No. 5 to the Original 13D, dated August 3, 2009 ("Amendment No. 5"), Amendment No. 6 to the Original 13D, dated November 3, 2009 ("Amendment No. 6"), Amendment No. 7 to the Original 13D, dated April 1, 2010 ("Amendment No. 7"), Amendment No. 8 to the Original 13D, dated February 17, 2011 ("Amendment No. 8"), Amendment No. 9 to the Original 13D, dated January 16, 2013 ("Amendment No. 9"), Amendment No. 10 to the Original 13D, dated July 2, 2015 ("Amendment No. 10"), Amendment No. 11 to the Original 13D, dated December 23, 2016 ("Amendment No. 11"), Amendment No. 12 to the Original 13D, dated May 25, 2018 ("Amendment No. 12"), Amendment No. 13 to the Original 13D, dated November 23, 2018 ("Amendment No. 13"), Amendment No. 14 to the Original 13D, dated November 16, 2022 ("Amendment No. 14"), Amendment No. 15 to the Original 13D, dated May 26, 2023 ("Amendment No. 15"), Amendment No. 16 to the Original 13D, dated July 12, 2023 ("Amendment No. 16"), Amendment No. 17 to the Original 13D, dated November 21, 2024 ("Amendment No. 17"), Amendment No. 18 to the Original 13D, dated February 19, 2025 ("Amendment No. 18"), and Amendment No. 19 to the Original 13D, dated May 19, 2025 ("Amendment No. 19") filed by Cantor Fitzgerald, L.P., a Delaware limited partnership ("CFLP"), CF Group Management, Inc., a New York corporation ("CFGM"), and Howard W. Lutnick, and Amendment No. 20A to the Original 13D, dated October 6, 2025 ("Amendment No. 20A") filed by CFLP, CFGM and Brandon G. Lutnick. Except as specifically provided herein, this Amendment No. 20B does not modify any of the information previously reported in the Original 13D as so amended. Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19 or Amendment No. 20A as the case may be.

Unless otherwise noted, the terms "Class A Common Stock" and "Class B Common Stock" refer to the Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, respectively, of BGC Group, Inc., a Delaware corporation (the "Company").

This Amendment No. 20B is being filed solely by Howard W. Lutnick to indicate that he no longer has any voting or dispositive power of the securities of the Company and therefore has ceased to be a Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

Completion of Howard W. Lutnick Divestiture
In accordance with the transactions described in Amendment No. 19, Mr. Howard W. Lutnick, the U.S. Secretary of Commerce and the Company's former Chief Executive Officer and former Chairman of the Board of Directors, has completed his previously announced divestiture of his holdings in the Company in connection with his appointment as the U.S. Secretary of Commerce. The sale of such interests was completed on October 6, 2025, and as a result, Mr. Howard W. Lutnick no longer has any voting or dispositive power over any of the securities of the Company and is filing this Amendment as a final amendment to reflect his zero ownership.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

As of October 6, 2025, Mr. Howard Lutnick does not beneficially own any shares of Class A Common Stock or Class B Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Class A Common Stock beneficially owned as to which Howard W. Lutnick has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 0

(iv) shared power to dispose of or to direct the disposition: 0
Transactions in the class effected during the past sixty days: See Item 4 of this Amendment, of Amendment No. 19 and of Amendment No. 20A, which are each incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of October 6, 2025, Mr. Howard W. Lutnick ceased to be a beneficial owner of more than 5% of the Class A Common Stock.

## Signatures
- Howard W. Lutnick: /s/ Howard W. Lutnick, Howard W. Lutnick/ Self (10/06/2025)